October 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Re:	CareDx, Inc.

Form 10-K for the Year Ended December 31, 2015

Form 10-Q for the Quarterly Period Ended June 30, 2016

File No. 001-36536

Dear Mr. Decker:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Charles Constanti, Chief Financial Officer of CareDx, Inc. (the “Company” or “CareDx”), in the letter dated October 17, 2016 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Commission on March 29, 2016, as amended by the Annual Report on Form 10-K/A filed with the Commission on April 25, 2016, the Company’s Form 10-Q for the Quarterly Period ended March 31, 2016 filed with the Commission on May 16, 2016, and the above-referenced Form 10-Q for the Quarterly Period ended June 30, 2016 filed with the Commission on August 22, 2016.

Set forth below are the Staff’s comments (in bold italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for the Year ended December 31, 2015

Item 6.	Selected Financial Data, Page 59

1.	In future filings, please revise to provide balance sheet data for all the periods for which statement of operations data are included (i.e., 2013 and 2012) as required by Item 301 of Regulation S-K. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.

The Company acknowledges the Staff’s comment and confirms that in its future filings, the Company will provide balance sheet data for each of the periods for which statement of operations data are included under “Selected Financial Data,” as required by Item 301 of Regulation S-K.

Financial Statements

Notes to Financial Statements

2. Summary of Significant Accounting Policies, page 86

2.	In future filings, please revise to disclose the allowance for doubtful accounts for each period presented. In addition, revise to disclose your accounting policies and methodology used to estimate any allowance for doubtful accounts, your policy for charging off uncollectible accounts receivable, and your policy for determining past due or delinquency status. Refer to ASC 310-10-50-4, 50-9 and 50-14 for guidance. Please provide us your proposed disclosures.

The Company acknowledges the Staff’s comment and notes the provisions of Financial Accounting Standards Board Accounting Standards Codification 310-10 -50-4, 50-9 and 50-14. The Company respectfully advises the Staff that for the years ended December 31, 2015 and 2014, substantially all of the Company’s accounts receivable were billed to Medicare and large health insurance companies, such as Aetna and Humana. As of and for the years ended December 31, 2015 and 2014, the Company did not record an allowance for doubtful accounts or related charges to expense. For the years ended December 31, 2015 and 2014, the Company did not write off any uncollectible accounts receivable. Therefore, the Company does not believe that the related disclosures surrounding the accounting policies and methodology used to estimate any allowance for doubtful accounts are warranted as of and for the years ended December 31, 2015 and 2014.

5. Fair Value Measurements, page 95

3.	Your disclosure in Note 5 indicates that you reduced your contingent consideration liability to the former owners of ImmuMetrix, Inc. during 2014 by $1,239,000 but does not explain the reasons why you decreased this liability during the period. Please revise future filings to explain the reasons for the decrease in this liability for contingent consideration during 2014. Refer to the disclosure requirements outlined in ASC 805-30-50-4(a). Please provide your proposed disclosures as part of your response.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s future filings will include disclosure substantially as follows, as applicable:

“Contingent consideration—As of December 31, 2015, the Company had a contingent obligation to issue 227,845 shares of the Company’s common stock to the former owners of ImmuMetrix, Inc. in conjunction with the Company’s acquisition of ImmuMetrix, Inc. (see Note 14). The issuance will occur if the Company completes 2,500 commercial tests involving the measurement of dd-cfDNA in organ transplant recipients in the United States by June 10, 2020. The Company recorded its estimate of the fair value of the contingent consideration based on its evaluation of the probability of the achievement of the contractual conditions that would result in the payment of the contingent consideration. The fair value of the contingent consideration was estimated using the fair market value at each measurement date of the shares to be issued if the contingency is met multiplied by management’s 65% estimate at December 31, 2015 and 2014 of the probability of completing the specified commercial tests by June 10, 2020. The significant input in the Level 3 measurement not supported by market activity is the Company’s probability assessment of the commercial test milestone being met. The value of the liability is remeasured to estimated fair value at each reporting date, and the change in estimated fair value is recorded to the operating expense item captioned ‘change in estimated fair value of contingent consideration’ until the milestone contingency is paid, expires or is no longer considered achievable. Increases and decreases in the estimation of the probability percentage result in a directionally similar impact to the fair value measurement of the contingent consideration liability.

The fair value of the contingent consideration decreased by $126,000 and $1,239,000 during the years ended December 31, 2015 and 2014, respectively, as a result of the decrease in the fair market value of the Company’s common stock price during these periods. There was no change during these periods in management’s 65% estimate of the probability of completing the specified commercial tests.”

Exhibits 31.1 and 31.2

4.	Your Section 302 certifications omit the following language required by Item 601(b)(31) of Regulation S-K:

•	The introductory portion of paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and

•	Paragraph 4(b) was not included.

The Section 302 certifications filed with your Forms 10-Q for the quarters ended March 31, 2016 and June 30, 2016 are also missing this required language. Please file amendments to each of these periodic reports which include updated certifications that comply with the wording shown in Item 601(b)(31) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that on October 27, 2016 the Company filed amendments to each of the aforementioned periodic reports to include the Section 302 certifications, as required pursuant to Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period ended June 30, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

12. Warrants, page 28

5.	Your disclosure in Note 12 indicates that the fair value of the warrants issued in connection with your private placement and subsequent financing was $4.9 million following the closing of these transactions. Your disclosure also indicates that for each of the three and six months ended June 30, 2016, the change in the estimated fair value of the warrant liability was $3.2 million resulting in an estimated fair value of the warrant liability of $8.1 million as of June 30, 2016. Please revise the notes to your financial statements in future filings to explain the changes in factors or assumptions that resulted in the increase in fair value of these warrants. Please provide us with your proposed disclosures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s future filings will include disclosure substantially as follows, as applicable:

“The Company utilizes a Monte Carlo simulation model to estimate the fair value of the warrants issued in the Private Placement, the Placement Agent Warrants and the Subsequent Financing. The Monte Carlo simulation model uses multiple input variables to estimate the probability that market conditions will be achieved. These variables include the Company’s stock price, the expected term of the warrants, the volatility of the Company’s and its peers’ stock prices over such expected term, and the risk-free interest rate for the expected term of the warrants. The variables used in this simulation model are reviewed on a quarterly basis and adjusted, as needed. If the Company issues common stock at a price lower than the exercise price or issues stock options or other securities (other than securities issued pursuant to the Company’s stock or option plans or employment agreements, securities issued or issuable upon exercise or exchange of convertible securities outstanding as of the date the warrants were issued or securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company) with an exercise price that is lower than the current exercise price of the warrants, the exercise price of the warrants shall be adjusted to be equal to such lower price.

The total estimated fair value of the warrant liability was $4.9 million following the closings of the Private Placement, the issuance of Placement Agent Warrants and the Subsequent Financing on April 14, 2016. As of June 30, 2016, the total estimated fair value of the warrant liability was $8.1 million and the corresponding remeasurement loss of $3.2 million was recorded in change in estimated fair value of common stock warrant liability on the Company’s condensed consolidated statement of operations. The increase in the fair value of the warrant liability was attributable to events that had occurred from the initial fair value measurement to June 30, 2016, including obtaining the requisite stockholder approval, which occurred on June 16, 2016, granting certain registration rights, including the registration of shares issuable upon exercise of the warrants issued in the Private Placement, the Subsequent Financing and the Placement Agent Warrants. The registration of the shares impacted the exercisability of the warrants and resulted in an increase in the fair value of the warrant liability.”

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In connection with the Company’s responses to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Sincerely,

/s/ Charles Constanti
Charles Constanti

Chief Financial Officer

cc:	Jeff Hartlin, Paul Hastings LLP

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